

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 9, 2006

Via Mail and Fax

Mr. Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, NY 10017

> **RE: Trans World Corporation**
> **Form 10-KSB: For the Year Ended December 31, 2005**
> **File Number: 000-25244**

Dear Mr. Ramadan:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB: For the Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operations, page 6
Plan of Operations and Important Factors to Consider, page 10

1. To the extent material, please disclose in your subsequent periodic filings amounts expended and remaining to be expended in regard to renovation and expansion plans, capital enhancements and purchase of new gaming equipment referred to herein and any other significant investing activities that you intend or have commenced. Separately disclose amounts applicable to each item and the sources of funding.

Item 7. Financial Statements, page 13
Consolidated Balance Sheet, page 15

2. It is not clear why the balance of goodwill has changed since December 31, 2002, since no acquisitions since that date have been disclosed and there is no indication of contingent consideration associated with prior acquisitions. Although the balance in goodwill decreased by approximately $500,000 in fiscal 2005 presumably from the closing of Hollywood Spin and the accounting upon the disposal of this unit as provided in paragraph 39 of FAS 142, we note that the balance of goodwill did increase by approximately $1.8 million from its balance at December 31, 2002 ($3.6 million) to December 31, 2004 ($5.4 million). In addition, the opening of the Route 55 (Dolni Dvoriste) casino in December 2004 through the acquisition of land and subsequent construction of this casino as described in Item 2 (Description of Property) would not appear to result in the recognition of goodwill in this type of event. Please advise and tell us why your accounting is appropriate in this regard. In your response, also completely and clearly furnish us the nature and amount of each of the significant components that comprise the approximate $1.8 million increase in goodwill balance that occurred between the end of fiscal 2002 and 2004, including the specific accounting treatment you relied upon in recognizing the changes in goodwill during this two-year period.

Notes to the Consolidated Financial Statements, page 19
Note 6 – Commitments and Contingencies, page 25

3. Please disclose for the years presented the amount of rental expense associated with slot equipment for which rent is based on a percentage of revenue.

Item 8A. Controls and Procedures

4. We note that you did not include disclosure herein pursuant to Item 307 of Regulation S-B in regard to disclosure controls and procedures. In this regard, please represent to us, if true, that your chief executive officer and chief financial officer concluded at December 31, 2005 that disclosure controls and procedures were effective to ensure

that information required to be disclosed in the reports filed and submitted under the Exchange Act were recorded, processed, summarized and reported as and when required. If not true, amend and refile your filing to add disclosure that clearly discusses the limitations on the effectiveness conclusion and what, if any, impact this had on your financial statements and your efforts to remediate the circumstances. Further, include disclosure on controls and procedures in your future periodic filings under the Exchange Act in accordance with the requirements of the applicable form.

Critical Accounting Policies, page 7
Note 2 – Significant Accounting Policies, page 20

5. Reference is made to the disclosure whereby your impairment assessment for goodwill under FAS 142 is evaluated based on only one reporting unit, the Czech Republic reporting unit. From the guidance in paragraphs 30 and B101 of FAS 142, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). Furthermore, the discussion provides that a reporting unit would generally be lower than that level of reporting a reportable operating segment. Although a reporting unit may be the same as a segment in narrowly defined and focused entities, the components would have to be similar and share similar economic characteristics. It is unclear how you deemed that you met the criteria for assessing impairment based on a single operating unit as your disclosure under business units in MD&A (page 9) clearly details that each casino is a discrete reporting entity and may not all share the same economic characteristics. For example, your disclosure provides that the Route 59 casino in the southern part of the country has experienced a decline in business volume with greater competition, while the other two casinos (Ceska and Rozvadov) in the western part of the country have experienced a surge in attendance. Please consider the differences that exist between your casinos on whether they share similar economic characteristics and completely and clearly advise us on your consideration of the guidance in FAS 142 in continuing to assess goodwill impairment on solely a one reporting unit basis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug Jones at 202-551-3309, Joe Foti at 202-551-3816 or me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Accounting Branch Chief